December 4, 2025

David Mehalick
Chief Executive Officer
Coeptis Therapeutics Holdings, Inc.
105 Bradford Road, Suite 420
Wexford, PA 15090

       Re: Coeptis Therapeutics Holdings, Inc.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed October 3, 2025
           File No. 333-288329
Dear David Mehalick:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 2. Estimated Purchase Price, page 39

1. We note that you use the price of Coeptis stock on September 3, 2025 to value transaction consideration. Please update your pro forma accounting in Notes 2 and 3 of each subsequent amendment to be based on the stock price on the most recent practicable date as required by Rule 11-02(a)(6)(i)(A) of Regulation
S-X.
Z Squared's Business
Master Services Agreement with Anchorage Digital, page 165

2. We note your disclosure in this section, "This MSA will become effective at the
       Effective Time" (i.e., the effective time of the Merger). Please revise to reconcile such
 December 4, 2025
Page 2

      disclosure with the effective date set forth in the Master Custody Services Agreement
      (i.e., August 14, 2025). Also, please revise your disclosure regarding the term of the agreement to disclose the initial term and renewal term, as set forth therein.
       Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Irene Paik at 202-551-6553 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Denis Dufresne